UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Convocation of Extraordinary General Meeting of Shareholders

On May 24, 2013, the board of directors of KB Financial Group Inc. resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: July 12, 2013, 10:00 a.m. (local time)

•	Venue: 4th Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of an executive director

*	Shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.

**	Details regarding the candidates for an executive director will be disclosed after the list of such candidates is finalized.

Record Date for the Extraordinary General Meeting of Shareholders

On May 24, 2013, KB Financial Group Inc. (“KB Financial Group”) announced that the record date for the upcoming extraordinary general meeting of shareholders (the “EGM”) is June 12, 2013. KB Financial Group will close its shareholder registry book from June 13, 2013 to June 20, 2013 to determine the shareholders who will be eligible to exercise their rights as shareholders of KB Financial Group at the EGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 24, 2013	By /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO